MORGAN STANLEY & CO. LLC 1585 Broadway New York, New York 10036	J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179

September 20, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ophthotech Corporation (the “Registrant”)

Registration Statement on Form S-1

File No. 333-190643

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed 7,100 copies of the preliminary prospectus issued September 9, 2013 through the date hereof, to underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

On September 18, 2013, the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. issued a letter confirming that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the Act, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 4:00 p.m., Eastern time, on September 24, 2013 or as soon as practicable thereafter.

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC as Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Khaled Habayeb
Name:	Khaled Habayeb
Title:	Executive Director

cc:	David R. Guyer, M.D., Ophthotech Corporation

David E. Redlick, WilmerHale

Brian A. Johnson, WilmerHale

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP